

Mail Stop 3561

July 19, 2018

Zheng Huang
Chairman of the Board of Directors and Chief Executive Officer
Pinduoduo Inc.
28/F, No. 533 Loushanguan Road, Changning District
Shanghai, 200051
People's Republic of China

> **Re:** **Pinduoduo Inc.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed July 16, 2018**
> **File No. 333-226014**

Dear Mr. Huang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 12, 2018 letter.

Dilution, page 69

1. Please revise the narrative discussion of dilution to clarify that the amount of the immediate increase in pro forma net tangible book value to the existing shareholders and the immediate dilution in net tangible book value to investors purchasing ADSs in this offering is based on a comparison to pro forma net tangible book value after giving effect to the conversion of your preferred shares, and not based on a comparison to historical net tangible book value as of March 31, 2018. We find the current narrative disclosures to be confusing on this point.

Management's Discussion and Analysis

Key Factors Affecting Our Results of Operations, page 81

2.   We note you have revised your registration statement in numerous locations to update your active buyers, annual spending per active buyer, GMV, and average monthly active users as of June 30, 2018. Please revise to provide corresponding updates to your active merchants and total orders in this section and elsewhere as appropriate, or advise us as to why you do not believe these metrics are material to an understanding of your operations.

Critical Accounting Policies

Measurement of Share-Based Compensation, page 101

3.   We note the disclosures you added regarding your estimates of the fair value of your shares leading up to the IPO. In view of the 50.8 million share options issued to employees in March 2018 and the 254.5 million ordinary shares issued to your Founder in April 2018, please tell us your consideration of also disclosing the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized. We believe readers would benefit from understanding the expected impact on operating results.

Exhibits

4.   Please revise your exhibit index to indicate that portions of Exhibits 4.4 and 10.4 through 10.13 have been omitted pursuant to a request for confidential treatment and that the confidential material has been filed separately. Please refer to Section II.D.5 of the Division's Staff Legal Bulletin No. 1A (July 11, 2011).

         You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Special Counsel, at (202) 551-3421 or me at (202) 551-3720 with any other questions.

                                                                Sincerely,

                                                                /s/ Mara L. Ransom

                                                                Mara L. Ransom
                                                                Assistant Director
                                                                Office of Consumer Products